(212) 701-3036

January 17, 2007

Re:	TriMas Corporation:
Form S-1 filed August 3, 2006
File No 333-136263

Dear Mr. Watkinson:

On behalf of TriMas Corporation (“TriMas” or the “Company”), the Company files herewith, via EDGAR, Amendment No. 3 to its Registration Statement on Form S-1 (“Amendment No. 3”) filed with the Commission on August 3, 2006 (the “Registration Statement”).  This amendment sets forth the Company’s responses to the Staff’s comments contained in its letter dated December 14, 2006 relating to the Registration Statement.  Four unmarked copies of Amendment No. 3 to the Form S-1 and copies that are marked to show changes from Amendment No. 2 to the Form S-1, along with three copies of this letter are to be hand delivered to you, for the Staff’s convenience.

Set forth below, for the convenience of the Staff, are the Staff’s comments contained in your letter and immediately below each comment is the Company’s response.  Unless otherwise noted, all page references are to Amendment No. 3.

Financial Statements

Note 7—Goodwill and Other Intangible Assets, page F-18

1.             We have reviewed your response to prior comment one in our letter dated December 14, 2006.  Based upon the information you have provided to us, it appears the revised useful lives assigned to your customer-relationship intangible assets should be reflected as the correction of an accounting error rather that a change in estimate.  Please restate your financial statements for all periods presented or provide us with additional information to support your assertion that it should be treated as a change in estimate.

Response:  In light of the Staff’s review of historical correspondence related to the Company’s filings in 2002 and 2004 relative to the Company’s accounting for customer intangibles, including the basis for the assignment of useful lives to certain customer intangibles, we understand the Staff has no further comment with respect to the Company’s process for determining useful lives assigned to its customer intangibles in November 2000.  Therefore, the assigned useful lives prior to January 1, 2006 will remain as previously disclosed.

Based on further discussions between the Company and the Staff subsequent to receiving its comment letter dated December 14, 2006, the Company also re-evaluated its processes relative to the periodic assessment of the continued appropriateness of such useful lives assigned, including the potential future impact of specific business risk factors that exist in its businesses, in making such determinations.  The Company has summarized the results of this evaluation for the Staff’s convenience below.

Revision in Useful Lives

Annually, consistent with the requirements of Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” the Company re-evaluates the useful lives assigned to its customer intangibles to determine if events or circumstances have changed such that it would warrant a revision to the original useful life assigned.  As part of this process, the Company reviews attrition data related to each customer group for which intangible assets have been recorded.  Review of this data indicates that the estimated customer attrition rates underlying the original useful lives assigned to customer intangibles have been largely consistent with average actual customer attrition experienced by customer group for the years 2001 — 2005 and year-to-date through third quarter 2006.  Each year’s review of this data supported and continues to support the original useful lives assigned in November 2000.  For additional detail related to the estimated versus actual attrition rates by customer group within each business for which customer intangibles are recorded, please see the Company’s comment letter response dated November 21, 2006.

The Company believes the consistency between the original estimated and actual customer attrition experienced, is the result of the following:

•                  Each business, for which customer intangibles are recorded, operates in relatively small niche markets that historically have been North America-based;

•                  Customers that were included in the customer intangible value typically have been customers for decades in many cases;

•                  Each business, for which customer intangibles are recorded, offers a broader range of custom-engineered products and services than its competitors;

•                  There are few significant competitors in the majority of markets in which these businesses compete, and:

•                  Globalization has been much slower to impact these niche markets, which are relatively small, based on highly-customized solutions and, for the most part, involve mature products.

However, during the past 18-24 months, in response to competitive threats and as a result of Company-sponsored initiatives to reduce the cost of its products and to expand its markets internationally, the Company has significantly increased its presence in the Asia-Pacific region.  These initiatives relate primarily to the sourcing of manufactured product to lower-cost manufacturers in the Asia-Pacific region and the Company’s start-up of its own lower-cost manufacturing facilities in China and Thailand.  Each of these actions was initiated by the Company in an attempt to remain ahead of its competition or in response to a threat of new competition.

Following is a brief listing of the more significant changes during this time period:

•                  Initiated an Asia-Pacific sourcing strategy in 2004, principally in our Towing Products and Trailer Products businesses, which has grown from approximately $5 million in 2004 to an amount that is expected to exceed $100 million in 2006;

•                  Launched a pilot manufacturing and assembly plant in Hangzhou, China in mid 2004 within our Rieke Packaging business to provide a lower-cost source for its high-labor content products and as a precursor to selling product into the local market;

•                  Opened a production-support office in Taiwan in 2005 to support our expanded sourcing initiatives

•                  Launched a second manufacturing facility in Hangzhou, China in late 2005 in our Lamons business to provide a lower cost source for standard steel gaskets and to eventually serve our existing customer base locally in the Asia-Pacific region.

•                  Launched a manufacturing facility in Thailand in late 2006 in our RV & Trailer business to relocate certain manufacturing to a lower-cost region and expand our product reach into the Asian-Pacific market

For additional discussion of each of these initiatives and the business reasons related thereto, please see the Company’s comment letter response dated December 8, 2006.

As noted above, each of the initiatives outlined were in response either to changes in a business’ competitive landscape, changing business dynamics or evolving risk factors.  Although none if its businesses have yet experienced higher than anticipated attrition rates in customer groups for which intangibles are recorded, the Company re-evaluated its assessment of whether a sufficient degree of change had occurred as a result of any of these factors, such that the probability of potential future impact would warrant a revision in estimated remaining useful lives (“RULs”) in any earlier period.

In 2004 and 2005, the Company concluded that no revision in estimated RULs for customer intangibles was appropriate because no additional information had become available which indicated the period of expected future benefit of such customer intangibles had been impacted by any of the initiatives launched or contemplated.  The Company’s judgment and conclusion in this regard was further corroborated by the levels of estimated versus actual customer attrition experienced.

In 2006, the Company again reviewed the historic customer attrition data and other qualitative factors in support of the useful lives assigned.  While the historic customer attrition data continued to support the estimated RULs and indicated that the business initiatives discussed above had not yet significantly impacted its businesses, markets, or customer retention, the Company decided to more heavily weigh the potential future impact these initiatives may have on the Company’s businesses in the future.  The Company’s decision to do this was supported by the following facts:

•                  The increased investment in sourcing-related initiatives, as evidenced by the opening of a production-support office in Taiwan in 2005, in response to expanded sourcing activities.

•                  Re-alignment of certain businesses’ North American manufacturing capacity and distribution footprint as a result of accelerating sourcing initiatives.

•                  Investment in 2 additional lower-cost manufacturing facilities in the Asia-Pacific region that were launched in 2006, with the high probability that additional investment will occur in future years.

•                  The Company’s decision in 2006 to focus on and invest in sales growth strategies internationally, principally in Europe, Latin America and Asia-Pacific.

The Company believes that as its level of off-shore sourcing continues and the capability of the supply-base increases, the probability that off-shore competitors will develop in the future which impact existing customer relationships is also likely to increase.  Further, as its businesses begin to compete globally, whether through sale of products manufactured locally or imported from North America, the Company believes its businesses will become more susceptible to foreign competition, resulting in an increased probability that existing customer relationships will be impacted.  The rapid development and acceleration of these initiatives in the past 12 months represents new facts that did not exist in 2005, 2004 or earlier periods.  These initiatives, individually and collectively, have become much more significant to the Company’s businesses in 2006.  In the Company’s judgment, based on evaluation of all available customer data and the various qualitative factors impacting each of its businesses, the remaining useful lives of certain of its identified customer intangibles should be reduced, effective January 1, 2006 to reflect its updated evaluation of the period of expected future benefit related to these customer intangibles.

The revised (reduced) RULs for the identified customer groups are summarized below:

				Revised
		Original RUL	Remaining	Remaining
Business Unit	Customer Group	Assigned	Life	Life
Rieke	Large Industrial	40	35	20
Towing Products	Hitch-Pro Network	40	35	20
Compac	Large Industrial	40	35	15

Rieke	Other Industrial	25	20	15
Towing Products	Large Distributors	25	20	15
Trailer Products	Large Customers	25	20	15

	Distributors /
Lamons	Customers	20	15	15
Compac	Other Industrial	15	10	7
Towing Products	Other	12	7	7
Towing Products	Other	10	5	5
Compac	Other	6	1	1

The Company then consulted the appropriate authoritative guidance to determine the accounting treatment required.  Per review of the criteria of SFAS No. 154 (As Amended), “Accounting Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FASB Statement No. 3,” the Company believes that the shortening of the useful life of a finite-lived intangible asset based on new information, which could impact the future benefit of the intangible asset, should be accounted for as a change in accounting estimate.  Both SFAS No. 142 and SFAS No. 154 require that a change in estimate of the useful life of a depreciable asset be accounted for on a prospective basis.

However, because the Company has determined it should have reduced the useful lives of certain of its customer intangible assets effective January 1, 2006, it will restate its financial statements to reflect the impact of the reduced useful lives for each of the quarterly periods ended March 31, 2006, June 30, 2006 and September 30, 2006 as filed on Form 10Q.

2.             Regarding your letter dated December 8, 2006, please submit an electronic version of your letter on EDGAR and include all the non-confidential information in that latter and redact the information subject to your Rule 83 request and mark the response letter using brackets or other clear markings to indicate the location of the omitted material.

Response:  The Company has filed herewith via EDGAR a partially redacted version of its letter dated December 8, 2006.

In addition, the Company notes the following:

(1)  It intends to file all information that is not subject to Rule 430A in a subsequent amendment to the registration statement prior to circulating the prospectus.

(2)  Exhibit 5.1 will be filed in a subsequent amendment prior to requesting the effectiveness of the registration statement.

(3)  It will arrange for the NASD to call the Staff or otherwise provide a letter indicating that the NASD has cleared the filing prior to requesting the effectiveness of the registration statement.

(4)  At the time the company requests the effectiveness of the registration statement, the Company will provide the acknowledgement letter requested in the Staff’s initial comment letter dated August 30, 2006.

Comments or questions regarding any matters with respect to Amendment No. 3 to the Form S-1 may be directed to Jonathan Schaffzin at (212) 701-3380, Douglas Horowitz at (212) 701-3036, or Jason Terrana at (212) 701-3037.

Very truly yours,

/s/ Douglas Horowitz
Douglas Horowitz

Scott Watkinson

Mail Stop 0404

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0404

VIA EDGAR

cc:	Rufus Decker Brigitte Lippmann Lesli Sheppard Grant Beard E.R. Autry, Jr. Robert J. Zalupski Joshua Sherbin Paul Swart Jonathan Schaffzin Jason Terrana Brian Kleinhaus